FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 under the securities exchange act of 1934

For the month of August 2003

KERZNER INTERNATIONAL LIMITED
(Translation of registrant's name into English)

Coral Towers, Paradise Island, The Bahamas
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g-3-2(b):

Exhibit Index is on Page 3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2003   KERZNER INTERNATIONAL LIMITED

By: /s/John R. Allison
Name: John R. Allison
Title: Executive Vice President
             Chief Financial Officer

EXHIBIT LIST

Exhibit	**Description**
99.1	NOTICE OF ANNUAL GENERAL MEETING OF HOLDERS OF ORDINARY SHARES To Be Held on September 23, 2003 and PROXY STATEMENT Mailed August 15, 2003

Exhibit 99.1

KERZNER INTERNATIONAL LIMITED
Coral Towers
Paradise Island, The Bahamas

NOTICE OF ANNUAL GENERAL MEETING OF HOLDERS OF ORDINARY SHARES

To Be Held on September 23, 2003

To the Holders of Ordinary Shares of
KERZNER INTERNATIONAL LIMITED:

Notice is hereby given that the Annual General Meeting of holders of Ordinary Shares of Kerzner International Limited (the "Company") will be held at 10:00 am, local time, on Tuesday, September 23, 2003, in the New Providence Room, Coral Towers, Paradise Island, The Bahamas for the purpose of ratifying the appointment of Deloitte & Touche LLP as the Company's independent certified public accountants for 2004.

Under Bahamian Law and the Company's Article of Association, if a quorum is present, the favourable vote of a simple majority of the votes cast by holders of Ordinary Shares in person or by proxy will be required in order to approve any proposal properly before the Annual General Meeting.

Only holders of record of Ordinary Shares at the close of business on August 8, 2003, are entitled to notice of, and vote at, the Annual General Meeting or any adjournment thereof.

In order to assure your interests will be represented, whether or not you plan to attend the Annual General Meeting in person, please complete, date and sign the enclosed form of proxy and return it promptly in the enclosed envelope.

> By Order of the Board of Directors,
> Charles D. Adamo
> Executive Vice President—Corporate
> Development & General Counsel

Paradise Island, The Bahamas
August 15, 2003

KERZNER INTERNATIONAL LIMITED
Coral Towers
Paradise Island, The Bahamas

PROXY STATEMENT

ANNUAL GENERAL MEETING OF HOLDERS OF ORDINARY SHARES

September 23, 2003

This Proxy Statement and accompanying form of proxy are being mailed on or about August 15, 2003 to holders of Ordinary Shares. They are furnished in connection with the solicitation by the Board of Directors of Kerzner International Limited (the "Company") of proxies for use at the Annual General Meeting of holders of Ordinary Shares to be held on September 23, 2003 at 10:00 am local time, in the New Providence Room, Coral Towers, Paradise Island, The Bahamas, and any adjournment thereof.

At the Annual General Meeting, the holders of Ordinary Shares of the Company will be asked to consider and vote upon the ratification of the appointment of Deloitte & Touche LLP as the Company's independent certified public accountants. A representative of Deloitte & Touche LLP will be present at the Annual General Meeting.

VOTING INFORMATION

The Board of Directors has fixed the close of business on August 8, 2003 (the "Record Date") as the Record Date for the determination of holders of Ordinary Shares entitled to notice of, and vote at, the Annual General Meeting and at any adjournment thereof. Accordingly, only holders of record of Ordinary Shares of the Company at the close of business on the Record Date will be entitled to receive notice of, and vote at, the meeting. On any matter that may properly come before the meeting, holders of Ordinary Shares of record on the Record Date are entitled to one vote per share. On the Record Date, approximately **28,410,260** shares were issued and outstanding.

Shareholders who do not plan to be present at the Annual General Meeting are requested to date and sign the enclosed form of proxy and return in the return envelope provided. All Ordinary Shares, which are presented at the meeting by properly executed proxies received prior to or at the meting and not revoked, will be voted in accordance with the instructions indicated in such proxies. If no instructions are indicated, such proxies will be voted FOR the proposals listed above.

Under applicable Bahamian law and the Company's Articles of Association, business to be considered at the Annual General Meeting is confined to that business described in the notice of meeting to which this Proxy Statement is attached. Thus, the matters to come before the meeting shall be strictly limited to those matters described in the notice. Holders of Ordinary Shares are entitled to attend and vote at the Annual General Meeting by proxy. All proxies presented at the Annual General Meeting shall, unless contrary written instructions are noted on the form of proxy, also entitle the persons named in such proxy to vote such proxies in their discretion on any proposal to adjourn the meeting or otherwise concerning the conduct of the meeting.

Holders of Ordinary Shares have the right to revoke their proxies by notification to the Company in writing at any time prior to the time the Ordinary Shares represented thereby are actually voted. Proxies may be revoked by written notice of revocation filed at the registered office of the Company before the meeting. Any written notice revoking a proxy should be sent to Kerzner International Limited, c/o Harry B. Sands, Lobosky & Company Limited, P.O. Box N-624, Fifty Shirley Street, Nassau, The Bahamas.

Under applicable Bahamian law and the Company's Articles of Association, if a quorum is present, the favourable vote of a simple majority of the votes cast by holders of Ordinary Shares, voting in person or by proxy, at the Annual General Meeting will be required in order to approve the proposals set forth in this Proxy Statement. A quorum is constituted when a majority of outstanding Ordinary Shares is present, in person or by proxy. Holders of Ordinary Shares constituting over 50% of the outstanding Ordinary Shares have agreed to vote in favour of the proposals set forth in this Proxy Statement. Accordingly, these proposals will be adopted without the action of any other holder of Ordinary Shares.

**PROPOSAL 1—APPROVAL OF INDEPENDENT
CERTIFIED PUBLIC ACCOUNTANTS**

Deloitte & Touche LLP was appointed as the Company's independent certified public accountants commencing on June 24, 2002. The Board of Directors has approved the continued appointment of Deloitte & Touche LLP as the Company's independent certified public accounts for 2004. A representative of Deloitte & Touche will be present at the Annual General Meeting, and will have the opportunity to make a statement and respond to appropriate questions raised at the meeting.

**THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A
VOTE "FOR" THE RATIFICATION OF DELOITTE & TOUCHE LLP AS
THE COMPANY'S INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS.**

SHAREHOLDING INFORMATION

As of the Record Date, we had **28,410,260** Ordinary Shares outstanding. The following table sets forth certain information as of the Record Date (or certain other dates, to the extent indicated below), regarding the beneficial ownership of our Ordinary Shares by: (i) any person who is known to us to be the owner of more than five percent of any class of our voting securities and (ii) our directors and officers as a group. Due to the arrangements described below, certain of our Ordinary Shares are beneficially owned by several parties.

Beneficial Owner	Number of Shares	Percent of Shares
Caledonia Investments PLC ("Caledonia")	6,955,083(1)	24.5%
World Leisure Group Limited ("WLG")	5,792,585(1)	20.4%
Kersaf Investments Limited ("Kersaf")	2,293,580(1),(2)	8.1%
Baron Capital Group, Inc. ("Baron")	5,497,896(3)	19.4%
Cement Merchants SA ("CMS")	3,792,843(2),(4)	13.4%
Directors and officers as a group (excluding shares deemed owned by WLG, and hence also beneficially owned by Solomon Kerzner)(5)	—	less than 1%

_____

(1)   Kersaf does not have any voting rights with respect to its Ordinary Shares of Kerzner International. In connection with the July 2001 restructuring of our majority shareholder, Kersaf and certain of its affiliates granted irrevocable proxies, in varying amounts, to vote all of its Ordinary Shares to Caledonia, WLG and CMS. The amounts presented in this table for Caledonia and WLG each include half (or 1,146,790) of the Ordinary Shares currently owned by Royale Resorts International Limited ("RRIL") and Royale Resorts Holdings Limited ("RRHL"), each of which companies are jointly owned by Kersaf and CMS (73.3% by Kersaf and 26.7% by CMS). The ownership amounts for Caledonia are based upon information contained in the Schedule 13D filed on January 21, 2003 by Caledonia and certain of its affiliates, which states that Caledonia has the right to vote 2,002,180 of Kersaf's Ordinary Shares (which represented half of Kersaf's Ordinary Shares at that time) by proxy, which amount is adjusted to reflect information reported in the Schedule 13D/A filed by Kersaf on June 3, 2003, which states Kersaf's most current holdings of our Ordinary Shares (the "Kersaf 13D"). The ownership amounts for WLG are based upon information contained in the Schedule 13D filed on July 11, 2001, together with information reported in the Kersaf 13D which states its most current holdings of our Ordinary Shares.

(2)   Amounts presented in this table reflect the beneficial ownership by each of Kersaf and CMS of all of the 1,392,872 Ordinary Shares held by RRIL and all of the 400,707 Ordinary Shares held by RRHL, for a total of 1,793,579 Ordinary Shares over which they share dispositive power due to their joint ownership of RRIL and RRHL. According to the CMS 13D referred to below, also included within the amounts shown for both Kersaf and CMS are 588,231 Ordinary Shares which CMS believes it has the right to vote pursuant to the proxy from Kersaf discussed in note (1) above.

In addition, pursuant to an agreement entered in July 2001, RRHL and RRIL granted to CMS an option to purchase all or a portion of 1,150,000 of our Ordinary Shares then held by RRHL and RRIL. The transfers of Ordinary Shares to CMS described in note (4) below had the effect of decreasing the remaining number of option shares to 588,231 Ordinary Shares. This option expires on July 2, 2006. Amounts presented in this table treat all of the Ordinary Shares subject to this option as being beneficially owned by both Kersaf and CMS, both due to the shared rights of disposition described in the preceding paragraph and the option. The amounts stated in this note (2) and in the table above are based upon information contained in the Schedule 13D filed on April 3, 2003 by CMS (the "CMS 13D").

(3)   Based upon information obtained from Baron as of the Record Date.

(4)   In addition to the Ordinary Shares over which CMS shares dispositive power with Kersaf discussed in note (2) above, CMS acquired 1,815,421 Ordinary Shares in November and December 2002 in a series of transactions with RRIL, RRHL and another affiliate of Kersaf. These amounts are based upon information contained in the CMS 13D. CMS also received a dividend of 109,293 Ordinary Shares on May 31, 2003, as reported in the Schedule 13D/A filed on June 13, 2003 by CMS, which also reduced the Ordinary Shares to 478,938. Amounts presented for CMS also include 74,550 Ordinary Shares held directly by Familienstiftung Von Rantzau-Essberger, the sole shareholder of CMS.

(5)   If the directors and officers as a group were to exercise their options, they would own 3.7% of the Ordinary Shares outstanding

as of the Record Date (excluding shares deemed owned by WLG and also beneficially owned by Solomon Kerzner).

All of our Ordinary Shares have the same voting rights.

World Leisure Group Limited is owned by a trust for the family of Mr. Solomon Kerzner, Chairman of the Board of Directors and Chief Executive Officer of the Company. Peter N. Buckley, a director of the Company, is Chairman and Chief Executive officer of Caledonia Investments PLC. Heinrich von Rantzau, a director of the Company, is a principal of Cement Merchants SA.

DIRECTORS AND OFFICERS

The current directors of the Company are:

Name	Country	Director Since
Solomon Kerzner	Republic of South Africa	1993
Peter N. Buckley	United Kingdom	1994
Howard S. Marks	United States of America	1994
Eric B. Siegel	United States of America	1994
Heinrich von Rantzau	Germany	2001

Pursuant to the Company's Articles of Association, the maximum number of directors of the Company is fixed at five, and the current Directors were elected at the Company's September 24, 2001 Annual General Meeting to hold office until the date of the Annual General Meeting to be held in 2004. Pursuant to the Company's Articles of Association, the Board of Directors determine the slate of nominees to be presented to the holders of Ordinary Shares for election at the Company's Annual General Meeting to be held in 2004. The Board of Directors may, at its discretion, provide for holders of Ordinary Shares to propose candidates for nomination to the Board of directors in accordance with such procedures and terms as the Board of Directors shall in its discretion determine, subject to such procedures being in accordance with applicable laws, rules and regulations, including those of any stock exchange or quotation system on which the Company's shares are listed. The Company has agreed that, as long as certain ownership thresholds are maintained, each of World Leisure Group Limited, Caledonia Investments PLC and Cement Merchants SA shall have the right to include a designee on the slate of nominees presented to the holders of Ordinary Shares for election as directors at the Company's Annual General Meeting.

The current executive officers of the Company are:

Name	Age	Executive Officer Since
Solomon Kerzner		
Chairman and Chief Executive Officer	67	1993
Howard B. Kerzner		
President	39	1995
Charles D. Adamo		
Executive Vice President—Corporate Development & General Counsel	42	1995
John R. Allison		
Executive Vice President—Chief Financial Officer	57	1994

The backgrounds of each of the directors and the executive officers of the Company are described below:

Solomon Kerzner, Chairman and Chief Executive Officer: Mr. Kerzner has been our Chairman and Chief Executive Officer since October 1993 and from October 1993 to June 1996 he served as our President. Mr. Kerzner is the Chairman of WLG, which, together with its affiliates, owns approximately 16.4% of our shares and has the right to vote an additional 4% of our shares. Mr. Kerzner is one of the visionary leaders of the resort and gaming industries. Prior to founding Kerzner, Mr. Kerzner pioneered the concept of an entertainment and gaming destination resort designed and managed to appeal to multiple market segments by developing Sun City, located near Johannesburg, South Africa. Sun City features four hotels with approximately 1,300 rooms, an entertainment center that includes a 6,000-seat indoor superbowl, a 46-acre man-made lake for water sports and approximately 55,000 square feet of gaming space. In 1992, Sun City was expanded to include The Lost City, a themed resort that features a 350-room luxury hotel and a man-made jungle in which over one million trees were transplanted. Mr. Kerzner has been responsible for the development of 21 hotels and founded both of southern Africa's largest hotel groups, Southern Sun Hotels and Sun International South Africa. We do not have any interest in any of the southern African properties developed by Mr. Kerzner. Mr. Kerzner is the father of Mr. Howard B. Kerzner.

Howard B. Kerzner, President: Mr. Kerzner joined Kerzner in May 1995 as Executive Vice President—Corporate Development and has been President since June 1996. Prior to that time, he was Director—Corporate Development of SIIL from September 1992. Previously, Mr. Kerzner was an Associate of Lazard Frères & Co. LLC from September 1991. Prior to that Mr. Kerzner worked for the First Boston Corporation. Mr. Kerzner is the son of Mr. Solomon Kerzner.

Charles D. Adamo, Executive Vice President—Corporate Development & General Counsel: Mr. Adamo joined Kerzner in May 1995 as General Counsel and has been responsible for corporate development since January 1997. Prior to that time, he was Group Legal Advisor of SIIL from September 1994. Previously, Mr. Adamo was engaged in the practice of law at the firm of Cravath, Swaine & Moore LLP in New York from 1986. Mr. Adamo is admitted to the bar in the State of New York.

John R. Allison, Executive Vice President—Chief Financial Officer: Mr. Allison joined Kerzner in May 1995 as Chief Financial Officer. Mr. Allison joined SIIL in March 1994 as Group Financial Director. From December 1987 until February 1994, Mr. Allison was Financial Director of Sun International Inc., a resort and management holding company with interests in approximately 27 hotels in southern Africa. Prior to that time, he was the Group Financial Director of Kimberly-Clark (South Africa) Limited for four years. He is a fellow of the Institute of Chartered Accountants in England and Wales and a member of the South African Institute of Chartered Accountants.

Peter N. Buckley, Director: Mr. Buckley has been a Director since April 1994. Mr. Buckley is Chairman of Caledonia, which currently owns approximately 20.4% of our Ordinary Shares and has the right to vote an additional 4% of our Ordinary Shares. In 1994 he was appointed Chairman of Caledonia having been Deputy Chairman and Chief Executive since 1987. He is also Chairman of Bristow Helicopter Group Limited. He is a non-executive Director of Close Brothers Group PLC and Offshore Logistics, Inc. (a NYSE listed company).

Howard S. Marks, Director: Mr. Marks has been a Director since April 1994. Mr. Marks is Chairman of Oaktree Capital Management, LLC, which manages funds in excess of $20.0 billion for institutional investors. Previously, Mr. Marks was employed by The TCW Group, Inc. where he became Chief Investment Officer for Domestic Fixed Income and President of its largest affiliate, TCW Asset Management Company.

Eric B. Siegel, Director: Mr. Siegel has been a Director since April 1994. Mr. Siegel is a retired limited partner of Apollo Advisors, L.P. Mr. Siegel is also a Director and Chairman of the Executive Committee of El Paso Electric Company, a publicly traded utility company.

Heinrich von Rantzau, Director: Mr. von Rantzau has been a Director since July 2001. Mr. von Rantzau is a principal of Cement Merchants SA, which currently beneficially owns approximately 13.4% of our Ordinary Shares, and an executive of Deutsche Afrika-Linien GmbH, Reederei John T. Essberger and VORA Schiffahrts-und Beteiligungsgesellschaft GmbH. Mr. von Rantzau is a board member of The United Kingdom Mutual Steam Ship Assurance Association (Bermuda) Limited and a member of the Trade Advisory Board of Germanischer Lloyd, Lloyd's Register of Shipping and German National Committee.

OTHER MATTERS

Proxies are being solicited by and on behalf of the Board of Directors. The cost of soliciting proxies will be borne by the Company.

The Company is incorporated in the Commonwealth of The Bahamas and is a "foreign private issuer" within the meaning of the rules of the US Securities and Exchange Commission and is exempt from the Commission's rules relating to proxy solicitation. In addition, directors, officers and ten percent shareholders of the Company are exempt from the reporting and short-swing liability provisions of Section 16 of the Securities Exchange Act of 1934. The Company files annual and periodic reports with the Commission on forms applicable to foreign private issuers.

By Order of the Board of Directors,

Charles D. Adamo
Executive Vice President—Corporate
Development & General Counsel